Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

NIS IN THOUSANDS

UNAUDITED

INDEX

Page
Balance Sheets	2

Statements of Comprehensive Income	3

Statements of Changes in Shareholders’ Equity	4 – 6

Statements of Cash Flows	7 – 8

Notes to Financial Statements	9 – 10

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation (Note 2)
	December 31,	June 30,		June 30,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705	15,084	31,334	8,963
Marketable securities	2,017	2,017	4,067	1,163
Short-term deposits	7,602	11,503	1,200	343
Other receivables	815	3,188	2,812	804

	26,139	31,792	39,413	11,273
LONG-TERM ASSETS:
Marketable securities	2,050	2,049	-	-
Property, plant and equipment	1,443	1,746	1,233	353
Other long term assets	478	490	505	144

	3,971	4,285	1,738	497

	30,110	36,077	41,151	11,770
CURRENT LIABILITIES:
Trade payables	686	457	1,188	340
Other payables	689	697	664	190

	1,375	1,154	1,852	530
LONG-TERM LIABILITIES:
Options	3,043	4,923	18,231	5,215
Severance pay liability, net	76	72	79	22

	3,119	4,995	18,310	5,237

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2017, 2016 (unaudited) and December 31, 2016; Issued and Outstanding: 179,595,199, 135,097,367 and 135,097,367 shares respectively	*)-	*)-	*)-	*)-
Share premium	113,041	111,458	132,824	37,993
Options	1,435	2,536	533	152
Other comprehensive income	6	7	2	*)-
Accumulated deficit	(88,866)	(84,073)	(112,370)	(32,142)

	25,616	29,928	20,989	6,003
	30,110	36,077	41,151	11,770

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2016	2016	2017	2016	2017	2017
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,794	1,478	2,022	3,541	3,896	1,114
Marketing, general and administrative	4,106	999	569	1,770	1,663	476

Total operating expenses	11,900	2,477	2,591	5,311	5,559	1,590

Operating loss	(11,900)	(2,477)	(2,591)	(5,311)	(5,559)	(1,590)

Financial income	75	252	5	49	13	4
Financial expense	(303)	(6)	(930)	(200)	(1,997)	(571)
Financial income (expenses) due to revaluation of options	2,944	(383)	(8,156)	1,071	(15,961)	(4,566)

Total finance (expense) income, net	2,716	(138)	(9,081)	920	(17,945)	(5,133)

Net loss	(9,184)	(2,615)	(11,672)	(4,391)	(23,504)	(6,723)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(6)	(7)	(4)	(5)	(4)	(1)

Total comprehensive loss	(9,190)	(2,622)	(11,676)	(4,396)	(23,508)	(6,724)

Basic and diluted net loss per share (NIS)	(0.07)	(0.02)	(0.07)	(0.03)	(0.14)	(0.04)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	135,097,367	135,097,367	175,809,413	135,097,367	169,182,101	169,182,101

The accompanying notes are an integral part of the interim financial statements.

3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Other Comprehensive income	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2017	*)-	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(23,504)	(23,504)

Issuance of ordinary shares	*)-	15,387	-	-	-	15,387

Exercise of Options	-	3,069	-	-	-	3,069

Expiration of Options series 4	-	902	(902)	-	-	-

Other comprehensive loss	-	-	-	(4)	-	(4)
Share-based compensation	-	425	-	-	-	425

Balance as of June 30, 2017 (unaudited)	*)-	132,824	533	2	(112,370)	20,989
Balance as of June 30, 2017 (convenience translation into U.S dollars – see note 2)	*)-	37,993	152	*)-	(32,142)	(6,003)

	Share capital	Share premium	Options	Unrealized gain on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545

Loss	-	-	-	-	(4,391)	(4,391)
Other comprehensive loss	-	-	-	(5)	-	(5)

Total comprehensive loss	-	-	-	(5)	(4,391)	(4,396)

Share-based compensation	-	779	-	-	-	779

Balance as of June 30, 2016 (unaudited)	*)-	111,458	2,536	7	(84,073)	29,928
Balance as of June 30, 2016 (convenience translation into U.S dollars – see note 2)	*)-	31,882	725	2	(24,048)	8,561

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Other Comprehensive income	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2017	*)-	129,550	533	6	(100,698)	29,391

Loss	-	-	-	-	(11,672)	(11,672)
Exercise of Options	-	3,069	-	-	-	3,069
Other comprehensive loss	-	-	-	(4)	-	(4)
Share-based compensation	-	205	-	-	-	205

Balance as of June 30, 2017 (unaudited)	*)-	132,824	533	2	(112,370)	20,989

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2016	*)-	111,083	2,536	14	(81,458)	32,175

Loss	-	-	-	-	(2,615)	(2,615)
Other comprehensive loss	-	-	-	(7)	-	(7)

Total comprehensive loss	-		-	(7)	(2,615)	(2,622)

Share-based compensation	-	375	-	-	-	375

Balance as of June 30, 2016	*)-	111,458	2,536	7	(84,073)	29,928

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Other comprehensive income	Accumulated deficit	Total Equity
	NIS in thousands

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545
Loss	-	-	-	-	(9,184)	(9,184)
Unrealized loss on available-for-sale financial assets	-	-	-	(6)	-	(6)
Expiration of Options series 3	*)-	1,101	(1,101)	-	-	-
Share-based compensation	-	1,261	-	-	-	1,261

Balance as of December 31, 2016	*)-	113,041	1,435	6	(88,866)	25,616

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2016	2016	2017	2016	2017	2017
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net loss	(9,184)	(2,615)	(11,672)	(4,391)	(23,504)	(6,723)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	621	157	106	313	255	73
Net financing expenses (income)	(2,716)	138	9,080	(920)	17,944	5,133
Share-based compensation	1,261	375	205	779	425	122
Change in employee benefit liabilities, net	7	1	3	3	3	1

	(827)	671	9,394	175	18,627	5,328
Changes in asset and liability items:
Decrease (increase) in other receivables	640	(905)	(1,332)	(1,746)	(1,014)	(290)
Increase (decrease) in trade payables	(238)	(379)	429	(471)	502	144
Increase (decrease) in other payables	(79)	(38)	138	(71)	(25)	(7)

	323	(1,322)	(765)	(2,288)	(537)	(153)

Cash paid and received during the year for:
Interest paid	(27)	(6)	(7)	(15)	(15)	(4)
Interest received	62	16	1	43	9	3

	35	10	(6)	31	(6)	(1)

Net cash flows used in operating activities	(9,653)	(3,256)	(3,049)	(6,476)	(5,420)	(1,549)

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2016	2016	2017	2016	2017	2017
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash Flows from Investing Activities:
Purchase of property and equipment	(20)	-	(42)	(15)	(45)	(13)
Decrease (Increase) in short term deposit	(7,602)	(11,500)	5,551	(11,500)	6,402	1,831
Increase in other long term assets	(191)	(200)	(27)	(203)	(27)	(8)

Net cash provided by (used in) investing activities	(7,813)	(11,700)	5,482	(11,718)	6,330	1,810

Cash Flows from Financing Activities:

Proceeds from issuance of shares and options	-	-	4,482	-	15,387	4,401
Proceeds from exercise of options	-	-	1,312	-	1,312	375

Net cash provided by financing activities	-	-	5,794	-	16,699	4,776

Exchange differences on balances of cash and cash equivalents	(299)	223	(913)	(192)	(1,980)	(566)
Increase (decrease) in cash and cash equivalents	(17,765)	(14,733)	7,314	(18,386)	15,629	4,471

Balance of cash and cash equivalents at the beginning of the period	33,470	29,817	24,020	33,470	15,705	4,492

Balance of cash and cash equivalents at the end of the period	15,705	15,084	31,334	15,084	31,334	8,963

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	During the six months ended June 30, 2017, the Company incurred a loss of NIS 23,504 ($ 6,723) and negative cash flows from operating activities of NIS 5,420 ($ 1,549) and it has an accumulated deficit of NIS 112,370 ($ 32,142) as of that date.

d.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company’s securities, ADS, and investor’s warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of theCompany. Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public.The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of 6.25 USD for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 (10,079 USD). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions forwarrants offered to the public. At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417 net (after deduction of offering expenses totaling NIS 7,273) and an obligation for public warrants at the amount of NIS thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). The warrants arepresented at their fair value in stock exchange at any time. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 570). Issuance expenses amounted to NIS 134.

e.	On February, 2017 the Company issued to a private investor (“the Investor”) 33,760,832 ordinary shares (equivalent to 844,000 NASDAQ listed ADSs) in consideration of NIS 10,905 (approximately $ 2,830). Following the transaction the Investor will hold 19.21% of all issued and outstanding share capital of the Company.

f.	In February 2013, the Company issued 5,685,000 ordinary shares and 5,685,000 options (series 4) in consideration of NIS 4,836 ($1,331), which were split into the option component in a total of NIS 902 ($ 248) and the share premium component in a total of NIS 3,934 ($ 1,083) based on the fair market value on the TASE following the issuance. The options were exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.41) per share. On February 28, 2017, the Company’s options (series 4) expired.

g.	In March 28, 2017 the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1: GENERAL (Cont.)

h.	On March, 2017 the Company issued 6,666,640 ordinary shares (equivalent to 166,666 NASDAQ listed ADSs) in consideration of NIS 4,482 (approximately $ 1,229).

i.	In June 19, 2017 the Company entered to a 20,000 Eur (approximately $ 22,000) loan agreement with The European Investment bank (EIB).

NOTE 2:- CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2017 and for the six months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.496). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

NOTE 4: SUBSEQUENT EVENT

a.	On July 18, 2017, the Company announced the signing of a lease agreement for approximately 1,800 square meters (m2) in the Jerusalem BioPark, located in the Ein Karem Hadassah campus, next to Hadassah University Hospitals and Hebrew University’s Medical School, with the intention of establishing a mid-size commercial facility to manufacture M-001.

b.	On July 20, 2017, the Compnay announced positive results for Phase 2b BVX-007 clinical trial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

c.	On August 14, 2017, the Company announced additional grant funding by the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of up to 40% of a NIS 2.7 million budget towards ongoing development of M-001.

d.

On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified.

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